SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Denison International plc

(Name of Subject Company (Issuer))

Parker-Hannifin Corporation

(Name of Filing Persons (Offeror))

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares each representing one Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Thomas A. Piraino, Jr.

Vice President, General Counsel and Secretary

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124-4141

(216) 896-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Leddy

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$253,238,760	$50,648

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), and all Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs,” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”), of Denison International plc at a purchase price of $24.00 per Share, net to the seller in cash, without interest. As of November 30, 2003, there were 7,015 A Ordinary Shares outstanding and 10,544,600 Ordinary Shares outstanding, including 599,234 outstanding options exercisable for 599,234 Ordinary Shares or ADSs.

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the cash offered by the bidder.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Tender Offer Statement on Schedule TO relates to the offer by Parker-Hannifin Corporation (“Parker”), an Ohio corporation, to purchase all of the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share, of Denison International plc (“Denison”) at a purchase price of $24.00 per Ordinary Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated December 19, 2003 (the “Offer To Purchase”), and in the related Letter of Transmittal and Form of Acceptance (as they may be amended or supplemented from time to time, together constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. In addition, Parker is offering to purchase all of the outstanding A Ordinary Shares, £8.00 par value per share, of Denison, which class of securities is not registered under the Securities Exchange of 1934, at a purchase price of $24.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer.

This Schedule TO is being filed on behalf of Parker. The information set forth in the Offer To Purchase and the related Letter of Transmittal and Form of Acceptance is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO and are supplemented by the information specifically provided herein.

Item 3.	Identity and Background of Filing Person.

Neither Parker nor, to the best knowledge of such corporation, any of the persons listed on Schedule I to the Offer To Purchase, has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 10.	Financial Statements of Certain Bidders.

Not Applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2003

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Acceptance

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Notice of Guaranteed Delivery

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(H)	Summary Advertisement published on December 19, 2003 in The Wall Street Journal

(a)(1)(I)	Newspaper Advertisement published on December 19, 2003 in the Financial Times

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Exhibit No.	Description

(a)(5)(A)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on December 8, 2003 (incorporated by reference to the Schedule TO-C filed by Parker-Hannifin Corporation with the Securities and Exchange Commission on December 8, 2003, Commission File No. 5-52721)

(a)(5)(B)	Slide presentation available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website (incorporated by reference to the Schedule TO-C filed by Parker-Hannifin Corporation with the Securities and Exchange Commission on December 8, 2003, Commission File No. 5-52721)

(b)	Not applicable

(c)	Not applicable

(d)(1)	Acquisition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc

(d)(2)	Amendment No. 1 to the Acquisition Agreement, dated as of December 19, 2003, by and between Parker-Hannifin Corporation and Denison International plc

(d)(3)	Form of Tender Agreement, each dated as of December 7, 2003, by and between Parker-Hannifin Corporation and the shareholder of Denison International plc named therein. In accordance with Rule 601(a) of Regulation S-K, Parker-Hannifin Corporation is filing a form of Tender Agreement as all Tender Agreements executed by shareholders of Denison International plc are substantially identical in all material respects. In accordance with Rule 601(a) of Regulation S-K, Denison International plc has also attached as Attachment A hereto a list identifying the documents omitted from this filing.

(d)(4)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Anders C.H. Brag

(d)(5)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and J. Colin Keith

(d)(6)	Confidentiality Agreement, dated as of July 22, 2003, between Parker-Hannifin Corporation and Denison International plc

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2003	PARKER-HANNIFIN CORPORATION

	By:	/S/ THOMAS A. PIRAINO, JR.
		Name: Title:	Thomas A. Piraino, Jr. Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2003

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Acceptance

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Notice of Guaranteed Delivery

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(H)	Summary Advertisement published on December 19, 2003 in The Wall Street Journal

(a)(1)(I)	Newspaper Advertisement published on December 19, 2003 in the Financial Times

(a)(5)(A)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on December 8, 2003 (incorporated by reference to the Schedule TO-C filed by Parker-Hannifin Corporation with the Securities and Exchange Commission on December 8, 2003, Commission File No. 5-52721)

(a)(5)(B)	Slide presentation available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website (incorporated by reference to the Schedule TO-C filed by Parker-Hannifin Corporation with the Securities and Exchange Commission on December 8, 2003, Commission File No. 5-52721)

(d)(1)	Acquisition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc

(d)(2)	Amendment No. 1 to the Acquisition Agreement, dated as of December 19, 2003, by and between Parker-Hannifin Corporation and Denison International plc

(d)(3)	Form of Tender Agreement, each dated as of December 7, 2003, by and between Parker-Hannifin Corporation and the shareholder of Denison International plc named therein. In accordance with Rule 601(a) of Regulation S-K, Parker-Hannifin Corporation is filing a form of Tender Agreement as all Tender Agreements executed by shareholders of Denison International plc are substantially identical in all material respects. In accordance with Rule 601(a) of Regulation S-K, Denison International plc has also attached as Attachment A hereto a list identifying the documents omitted from this filing.

(d)(4)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Anders C.H. Brag

(d)(5)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and J. Colin Keith

(d)(6)	Confidentiality Agreement, dated as of July 22, 2003, between Parker-Hannifin Corporation and Denison International plc